SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Applied Micro Circuits Corporation

(Name of Subject Company)

Applied Micro Circuits Corporation

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

03822W406

(CUSIP Number of Class of Securities)

Dr. Paramesh Gopi

4555 Great America Pkwy, Suite 601,

Santa Clara, California 95054

(408) 542-8600

(Name, Address and Telephone Number of Person Authorized

to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge del Calvo, Esq.

Alan B. Kalin, Esq.

Davina K. Kaile, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Applied Micro Circuits Corporation., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 21, 2016, relating to the tender offer by Montana Merger Sub I, Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of MACOM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”) , to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, in exchange for consideration, for each share validly tendered and not properly withdrawn, in the form of (i) $3.25 in cash and (ii) 0.1089 shares of MACOM common stock, plus cash in lieu of fractional shares, in each case, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Prospectus/Offer, dated December 21, 2016 and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed by MACOM and Purchaser with the SEC on December 21, 2016.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2. Identity and Background of Filing Person.

I.	Item 2 of the Schedule 14D-9 is hereby amended by:

(1)	Replacing “Montana Merger Sub II, LLC” with “MACOM Connectivity Solutions, LLC (formerly known as Montana Merger Sub II, LLC)” immediately after “the Purchaser,” and immediately before “, a Delaware” in the fourth paragraph under the subheading “(d) Tender Offer and Merger” on page 1 thereof.

Item 8. Additional Information to be Furnished.

I.	Item 8 of the Schedule 14D-9 is hereby amended by:

(1)	Inserting the following paragraph immediately preceding the heading “(7) Forward-Looking Statements” on page 71 thereof as follows:

“(7) Legal Proceedings

Kevin Nygren v. Applied Micro Circuits Corporation, Cesar Cesaratto, Paul R. Gray, Fred Shlapak, Robert F. Sproull, Duston Williams, Paramesh Gopi, and Christopher Zepf, No. C-16-7400-VC (N.D. Cal.). On December 29, 2016, Kevin Nygren, who alleges that he owns 100 shares of the Company’s common stock, filed a complaint in the United States District Court for the Northern District of California against the Company and its board of directors. The complaint alleges that the Schedule 14D-9 misstates or omits material facts regarding the process that led to the Merger Agreement, the opinions and analyses of the Company’s financial advisors, the Transaction Consideration, the intrinsic value of the Company, and unspecified potential conflicts of interest faced by certain individual defendants. Based on these allegations, the complaint asserts putative class claims under sections 14(e) of the Securities Exchange Act of 1934 (the “Act”) (Count I), section 14(d)(9) of the Act and SEC Rule 14d-9 (Count II), and section 20(a) of the Act (Count III). The complaint, which has not yet been served, seeks certification of a class; preliminary and permanent injunctions barring the proposed transaction with MACOM; declaratory relief; and an accounting for damages allegedly caused by and profits and special benefits allegedly obtained as a result of the defendants’ actions.” A copy of such complaint is filed as Exhibit (a)(5)(M) and is incorporated herein by reference.

(2)	Amending and restating the heading “(7) Forward-Looking Statements” on page 71 thereof as follows:

“(8) Forward-Looking Statements”

Item 9. Exhibits.

I.	Item 9 of the Schedule 14D-9 is hereby supplemented by adding Exhibit (a)(5)(M) as described below and attached hereto.

Exhibit No.	Description
(a)(5)(M)	Complaint filed by Kevin Nygren against Applied Micro Circuits Corporation et al. (dated December 29, 2016, No. C-16-7400-VC (N.D. Cal.)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APPLIED MICRO CIRCUITS CORPORATION
By:	/s/ Dr. Paramesh Gopi

	Name:	Dr. Paramesh Gopi, Chief Executive Officer

Dated: January 4, 2017